Exhibit 99.1

BiondVax’s Innovative Inhaled COVID-19 Therapy Virtually Eliminated SARS-COV-2 Virus in Preclinical In Vivo Study

•	Hamsters infected with SARS-COV-2 and then treated with BiondVax’s inhaled anti-COVID-19 nanosized antibodies (NanoAbs) had over 30-times lower lung viral titer on average compared to those treated with inhaled placebo
•	Result builds on recently announced data indicating NanoAb treatment led to significantly milder illness and faster recovery in comparison to the placebo group
•	BiondVax’s NanoAbs are being formulated as a convenient self-administered inhaled drug for treatment and potential prophylactic prevention of COVID-19
•	First-in-human Phase 1/2a clinical trial planned for 2023
•	The COVID-19 therapy is BiondVax’s first in a new pipeline of innovative alpaca-derived NanoAb therapies addressing diseases with large underserved medical needs and attractive commercial opportunities such as psoriasis and asthma

Jerusalem – Jan. 6, 2023 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), a biotechnology company focused on developing, manufacturing and commercializing innovative immunotherapeutic products primarily for the treatment of infectious and autoimmune diseases, recently announced additional results in a preclinical in vivo proof-of-concept study of its innovative inhaled nanosized antibody (NanoAb) COVID-19 therapy, namely that the presence of the SARS-COV-2 virus in the lungs of hamsters treated with BiondVax’s NanoAb was below detectable levels and significantly (p<0.0005) less than the amount of virus detected in the placebo group.

The first (experimental) group was treated with BiondVax’s anti-COVID-19 NanoAb, administered via inhalation, starting 24 hours after being infected, while the second (control) group was treated in the same manner but with a placebo. The study’s design is intended to mimic a real-world situation in which treatment is provided well after, and not simultaneously, to the moment of infections.

Six days after infection, compared to the placebo group, hamsters treated with BiondVax’s inhaled NanoAb not only had over 30 times lower SARS-COV-2 viral titers in their lungs as measured by median tissue culture infectious dose (TCID50) but also those levels were at the border of detection, suggesting potential virtual elimination of the virus from their lungs. These results were corroborated also by PCR.

As reported on Nov. 29, 2022, the efficacy of BiondVax’s inhaled COVID-19 NanoAb is also supported by additional data from the same study showing that compared to their weight immediately prior to infection, the control group’s weight declined on average 12.01%, while the weight of the experimental group, which was administered BiondVax’s NanoAb through inhalation, declined on average only 3.80%, a highly statistically significant result (p<0.001). These successful results were further supported by eight other tracked parameters, including heart rate and social behaviors, that indicated the group treated with inhaled NanoAbs experienced a milder and shorter illness.

Dr. Tamar Ben-Yedidia, BiondVax’s Chief Science Officer (CSO), explained, “These lung viral titer results indicate that our inhaled NanoAbs essentially eliminated viral presence in the lungs, and led to a shorter and milder illness. This data is unequivocal and exciting. We’re looking forward to continuing this study this month by testing additional dose levels of the inhaled NanoAb therapy and as a prophylactic (preventive) treatment. Results of the trial will inform design of the first-in-human clinical trial of the inhaled NanoAb COVID-19 therapy, which is planned for late 2023.”

Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel

Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com

Amir Reichman, BiondVax’s CEO, stated, “We are thrilled with the results of this ongoing trial. This study is not only a proof-of-concept for the inhaled COVID-19 NanoAb, but also lights the way to development of a larger NanoAb pipeline. The current Omicron outbreak in China has demonstrated that continuous development of innovative and safe therapeutics for COVID-19 is the more effective and economical way to contain this disease. Having a self-administered inhaled therapeutic for those already infected that may also be used as prophylactic prevention for those at risk will address current unmet needs, potentially bring massive relief to global public health, and save millions of lives going forward. I’m proud of the BiondVax team who are scaling-up in-house manufacturing of the NanoAbs and are already beginning to prepare for the next NanoAbs as therapies for other underserved medical conditions such as psoriasis and asthma.”

The study is using an industry-standard animal model for COVID-19 therapeutics and vaccines. Weight loss is the key parameter for assessing disease severity in hamsters used as experimental animals in development of therapeutics and vaccines for COVID-19 disease. As noted in the paper titled Hamsters as a Model of Severe Acute Respiratory Syndrome Coronavirus-2, hamsters are “an ideal animal model of SARS-CoV-2 infections because they recapitulate many aspects of human infections.” The paper noted that weight loss in hamsters was reduced when treated with REGN-COV-2, a human mAb combination therapy that ultimately received FDA approval for SARS-CoV-2 treatment. A similar model was also used by Pfizer when developing Paxlovid, as noted in the paper titled The oral protease inhibitor (PF-07321332) protects Syrian hamsters against infection with SARS-CoV-2 variants of concern.

The study is being conducted by two world-renowned institutions: The Fraunhofer Institute for Toxicology and Experimental Medicine (ITEM) and The University of Veterinary Medicine Hannover (TiHo), Germany.

Next steps: This preclinical trial continues in Jan. 2023 with additional arms testing lower therapeutic doses and a prophylactic dose of the inhaled COVID-19 NanoAb. The study will also evaluate safety parameters. Results of the dosing study will inform the design of future studies of BiondVax’s anti-COVID-19 inhaled NanoAb. Specifically, in 2023, BiondVax is expected to conduct a pre-clinical toxicity study to assess safety as required by regulatory authorities for approval of human clinical trials. The Company is also expected to scale up its manufacturing processes to produce, at its GMP manufacturing site in Jerusalem, the NanoAbs for the first-in-human Phase 1/2a clinical trial, which is planned for Q4 2023.

NanoAb as mAb biobetter: As part of a strategic research collaboration with the Max Planck Institute for Multidisciplinary Sciences and the University Medical Center Göttingen, BiondVax is developing a pipeline of innovative alpaca-derived nanosized antibody (NanoAb) therapies addressing diseases with large underserved medical needs and attractive commercial opportunities, such as COVID-19, asthma, psoriasis, psoriatic arthritis, and macular degeneration. While these diseases are currently treated with conventional monoclonal antibodies (mAbs), NanoAbs exhibit the potential to capture significant market share as biobetters. In particular, as reported by Pfizer, Paxlovid has shown the demand for COVID-19 therapeutic treatments with ~$22 billion in sales projected for the year ended Dec. 31, 2022, even with significant limitations of use due to adverse cross-reactions with other drugs and several other comorbidity contraindications that limit its use. In contrast, NanoAbs exhibit strong potential for superior patient convenience, safety, and clinical outcomes, at lower costs. For example, as demonstrated by this preclinical study, BiondVax’s NanoAb is efficacious when administered through inhalation rather than by injection as with currently available COVID-19 mAb therapies. In addition, most of the currently approved mAbs for the treatment of COVID-19 are not sufficiently efficacious against the Omicron variants of concern (VoCs) while BiondVax’s lead drug candidate demonstrated strong neutralization of all SARS-COV-2 VoCs from Wuhan through Omicron, including the recent BA4/5 and BQ1 sub-variants.

Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel

Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com

About BiondVax

BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV) is a biotechnology company focused on developing, manufacturing, and commercializing innovative immunotherapeutic products primarily for the treatment of infectious and autoimmune diseases. Since its inception, BiondVax has executed eight clinical trials including a seven-country, 12,400-participant Phase 3 trial of its prior vaccine candidate and has built a state-of-the-art manufacturing facility for biopharmaceutical products. With highly experienced pharmaceutical industry leadership, BiondVax is aiming to develop a pipeline of diversified and commercially viable products and platforms beginning with an innovative nanosized antibody (NanoAb) pipeline. www.biondvax.com.

Contact Details

Investor Relations | +972 8 930 2529 | ir@biondvax.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this communication regarding strategy, future operations, future financings, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, the therapeutic and commercial potential of nanosized antibodies (NanoAbs); and the timing of NanoAb proof-of-concept studies and clinical trials. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the risk of a delay in proof-of-concept studies and the commencement of clinical trials for NanoAbs, if any; the risk that the therapeutic and commercial potential of NanoAbs will not be met; the risk that clinical trials relating to NanoAbs will fail in whole or in part; the risk that BiondVax may not be able to secure additional capital on attractive terms, if at all; risks relating to the COVID-19 (coronavirus) pandemic; BiondVax’s ability to acquire rights to additional product opportunities; BiondVax’s ability to enter into collaborations on terms acceptable to BiondVax or at all; timing of receipt of regulatory approval of BiondVax’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies, and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2022. BiondVax undertakes no obligation to revise or update any forward-looking statement for any reason.

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Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel

Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com